Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2025 and 2024 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

PWCR25000313

To the Board of Directors and Stockholders of Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2025 and 2024, and of its consolidated financial performance and its consolidated cash flows for the three-month period then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

May 9, 2025

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ review report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2025		December 31, 2024		March 31, 2024
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 6, 14 and 38)	$29,047,839	5	$36,259,689	6	$33,330,473	6
Financial assets at fair value through profit or loss (Note 7)	5,048	—	290	—	1,507	—
Hedging financial assets (Note 21)	30	—	1,133	—	29	—
Contract assets (Note 30)	8,486,649	2	8,401,343	2	6,985,515	1
Trade notes and accounts receivable, net (Notes 10 and 30)	22,496,724	4	26,025,696	5	22,623,592	4
Receivables from related parties (Note 38)	154,602	—	193,004	—	76,646	—
Inventories (Notes 11, 30, 39 and 40)	11,916,341	2	12,087,118	2	11,113,440	2
Prepayments (Note 12)	6,408,832	1	3,138,313	1	5,921,499	1
Other current monetary assets (Notes 13 and 38)	36,773,359	7	23,408,001	4	27,794,732	6
Incremental costs of obtaining contracts (Note 30)	339,172	—	339,172	—	271,077	—
Other current assets (Notes 20 and 39)	2,994,656	1	3,114,554	1	3,120,896	1

Total current assets	118,623,252	22	112,968,313	21	111,239,406	21

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,082,818	—	1,005,236	—	1,079,847	—
Financial assets at fair value through other comprehensive income (Note 8)	5,300,400	1	4,666,976	1	5,068,811	1
Financial assets at amortized cost (Note 9)	2,000,000	—	2,000,000	—	—	—
Investments accounted for using equity method (Note 15)	9,124,013	2	9,073,464	2	8,561,336	2
Contract assets (Note 30)	4,353,711	1	4,327,424	1	4,017,392	1
Property, plant and equipment (Notes 14, 16, 35, 39 and 40)	286,589,967	54	289,840,144	55	287,065,209	55
Right-of-use assets (Notes 17 and 38)	11,320,565	2	10,912,329	2	11,123,239	2
Investment properties (Note 18)	12,292,561	2	12,301,719	2	11,516,870	2
Intangible assets (Notes 19 and 38)	64,647,191	12	66,283,202	12	71,095,912	13
Deferred income tax assets (Note 3)	1,748,558	—	1,661,402	—	2,076,300	—
Incremental costs of obtaining contracts (Note 30)	1,209,212	—	1,221,652	—	975,660	—
Net defined benefit assets (Note 3)	9,072,610	2	8,883,719	2	6,137,580	1
Prepayments (Notes 12 and 40)	4,789,717	1	4,461,017	1	3,618,175	1
Other noncurrent assets (Notes 20, 39 and 40)	5,075,506	1	4,885,230	1	4,802,621	1

Total noncurrent assets	418,606,829	78	421,523,514	79	417,138,952	79

TOTAL	$537,230,081	100	$534,491,827	100	$528,378,358	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Notes 14 and 22)	$530,000	—	$215,000	—	$465,000	—
Financial liabilities at fair value through profit or loss (Note 7)	—	—	—	—	200	—
Hedging financial liabilities (Note 21)	—	—	1,907	—	—	—
Contract liabilities (Notes 30 and 40)	16,582,177	3	16,300,986	3	14,293,408	3
Trade notes and accounts payable (Note 25)	10,692,983	2	17,742,532	3	9,806,485	2
Payables to related parties (Note 38)	120,174	—	480,401	—	185,951	—
Current tax liabilities (Note 3)	7,141,579	1	4,718,103	1	6,895,807	1
Lease liabilities (Notes 17, 35 and 38)	3,738,416	1	3,557,874	1	3,448,987	1
Other payables (Notes 26 and 35)	23,586,489	5	26,581,353	5	22,936,744	5
Provisions (Note 27)	668,780	—	441,801	—	316,748	—
Current portion of long-term liabilities (Notes 23, 24 and 39)	8,805,183	2	8,802,526	2	1,600,000	—
Other current liabilities	1,016,527	—	1,050,559	—	982,041	—

Total current liabilities	72,882,308	14	79,893,042	15	60,931,371	12

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 39)	1,629,167	—	1,631,354	—	—	—
Bonds payable (Note 24)	21,690,253	4	21,689,326	4	30,484,156	6
Contract liabilities (Notes 30 and 40)	7,407,333	1	7,540,730	2	7,559,425	2
Deferred income tax liabilities (Note 3)	2,713,617	1	2,658,419	—	2,516,784	—
Provisions (Note 27)	307,725	—	534,684	—	492,286	—
Lease liabilities (Notes 17, 35 and 38)	7,462,150	2	7,333,503	2	7,398,566	1
Customers’ deposits (Note 38)	5,160,925	1	5,310,453	1	5,105,091	1
Net defined benefit liabilities (Note 3)	2,119,689	—	2,107,224	—	2,125,559	—
Other noncurrent liabilities	7,581,570	1	7,688,236	2	7,125,182	1

Total noncurrent liabilities	56,072,429	10	56,493,929	11	62,807,049	11

Total liabilities	128,954,737	24	136,386,971	26	123,738,420	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 14 and 29)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	171,596,531	32	171,587,279	32	171,365,339	32

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,675,419	—	2,675,419	—	2,898,503	1
Unappropriated earnings	64,752,573	12	54,953,379	10	62,010,096	12

Total retained earnings	145,002,457	27	135,203,263	25	142,483,064	28

Others	1,230,537	—	585,683	—	1,080,707	—

Total equity attributable to stockholders of the parent	395,403,990	74	384,950,690	72	392,503,575	75
NONCONTROLLING INTERESTS (Notes 14 and 29)	12,871,354	2	13,154,166	2	12,136,363	2

Total equity	408,275,344	76	398,104,856	74	404,639,938	77

TOTAL	$537,230,081	100	$534,491,827	100	$528,378,358	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2025		2024
	Amount	%	Amount	%
REVENUES (Notes 30, 38 and 44)	$55,808,409	100	$54,943,471	100
OPERATING COSTS (Notes 11, 28, 30, 31 and 38)	34,203,238	61	34,454,292	63

GROSS PROFIT	21,605,171	39	20,489,179	37

OPERATING EXPENSES (Notes 10, 28, 31 and 38)
Marketing	6,140,628	11	5,931,519	11
General and administrative	1,793,499	3	1,637,107	3
Research and development	1,029,841	2	943,067	1
Expected credit loss	119,535	—	55,786	—

Total operating expenses	9,083,503	16	8,567,479	15

OTHER INCOME AND EXPENSES (Note 31)	1,018	—	2,520	—

INCOME FROM OPERATIONS	12,522,686	23	11,924,220	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 38)	211,517	—	155,800	—
Other income (Notes 31 and 38)	38,448	—	37,769	—
Other gains and losses (Notes 14, 31, 37 and 38)	(25,118)	—	(61,264)	—
Interest expense (Notes 17, 31 and 38)	(89,357)	—	(83,287)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 15)	40,835	—	14,502	—

Total non-operating income and expenses	176,325	—	63,520	—

INCOME BEFORE INCOME TAX	12,699,011	23	11,987,740	22
INCOME TAX EXPENSE (Notes 3 and 32)	2,503,200	5	2,383,557	4

NET INCOME	10,195,811	18	9,604,183	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 29 and 37)	568,424	1	626,468	1

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2025		2024
	Amount	%	Amount	%
Gain or loss on hedging instruments subject to basis adjustment (Note 21)	$804	—	$73	—
Share of other comprehensive income (loss) of associates and joint ventures (Notes 15 and 29)	669	—	(124)	—

	569,897	1	626,417	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	73,809	—	103,779	—
Share of other comprehensive income of associates and joint ventures (Notes 15 and 29)	7,268	—	25,632	—

	81,077	—	129,411	—

Total other comprehensive income, net of income tax	650,974	1	755,828	1

TOTAL COMPREHENSIVE INCOME	$10,846,785	19	$10,360,011	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,799,194	17	$9,391,419	18
Noncontrolling interests	396,617	1	212,764	—

	$10,195,811	18	$9,604,183	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,444,048	18	$10,119,234	19
Noncontrolling interests	402,737	1	240,777	—

	$10,846,785	19	$10,360,011	19

EARNINGS PER SHARE (Note 33)
Basic	$1.26		$1.21

Diluted	$1.26		$1.21

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 14, 21 and 29)
						Others
							Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income
						Exchange Differences Arising from the Translation of the Foreign Operations

			Retained Earnings					Gain or Loss on Hedging Instruments		Noncontrolling Interests (Notes 14 and 29)
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2024	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088	$12,596,252	$394,904,340
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	(716,689)	(716,689)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	76,658	—	—	—	—	—	—	76,658	—	76,658
Net income for the three months ended March 31, 2024	—	—	—	—	9,391,419	—	—	—	9,391,419	212,764	9,604,183
Other comprehensive income for the three months ended March 31, 2024	—	—	—	—	—	101,022	626,720	73	727,815	28,013	755,828

Total comprehensive income for the three months ended March 31, 2024	—	—	—	—	9,391,419	101,022	626,720	73	10,119,234	240,777	10,360,011

Changes in equities of subsidiaries	—	(405)	—	—	—	—	—	—	(405)	16,023	15,618

BALANCE, MARCH 31, 2024	$77,574,465	$171,365,339	$77,574,465	$2,898,503	$62,010,096	$(66,790)	$1,147,468	$29	$392,503,575	$12,136,363	$404,639,938

BALANCE, JANUARY 1, 2025	$77,574,465	$171,587,279	$77,574,465	$2,675,419	$54,953,379	$22,852	$563,605	$(774)	$384,950,690	$13,154,166	$398,104,856
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	(710,530)	(710,530)
Net income for the three months ended March 31, 2025	—	—	—	—	9,799,194	—	—	—	9,799,194	396,617	10,195,811
Other comprehensive income for the three months ended March 31, 2025	—	—	—	—	—	69,868	574,182	804	644,854	6,120	650,974

Total comprehensive income for the three months ended March 31, 2025	—	—	—	—	9,799,194	69,868	574,182	804	10,444,048	402,737	10,846,785

Changes in equities of subsidiaries	—	9,252	—	—	—	—	—	—	9,252	(6,767)	2,485
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	31,748	31,748

BALANCE, MARCH 31, 2025	$77,574,465	$171,596,531	$77,574,465	$2,675,419	$64,752,573	$92,720	$1,137,787	$30	$395,403,990	$12,871,354	$408,275,344

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$12,699,011	$11,987,740
Adjustments for:
Depreciation	8,340,188	8,236,489
Amortization	1,668,887	1,672,272
Amortization of incremental costs of obtaining contracts	238,217	214,720
Expected credit loss	119,535	55,786
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(193)	61,657
Interest expense	89,357	83,287
Interest income	(211,517)	(155,800)
Compensation cost of share-based payment transactions	1,225	2,373
Share of profits of associates and joint ventures accounted for using equity method	(40,835)	(14,502)
Gain on disposal of property, plant and equipment	(1,018)	(2,520)
Gain on disposal of financial instruments	—	(1,073)
Provision for impairment loss and obsolescence of inventory	38,153	25,576
Gain on disposal of subsidiaries	(15,290)	—
Others	50,931	16,442
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(120,849)	(522,119)
Trade notes and accounts receivable	3,407,094	2,163,421
Receivables from related parties	38,402	1,443
Inventories	126,103	381,749
Prepayments	(3,258,324)	(3,028,232)
Other current assets	117,602	(298,637)
Other current monetary assets	(119,227)	33,411
Incremental cost of obtaining contracts	(225,777)	(311,125)
Increase (decrease) in:
Contract liabilities	155,170	204,065
Trade notes and accounts payable	(7,040,550)	(4,589,472)
Payables to related parties	(360,227)	(199,138)
Other payables	(2,348,547)	(1,628,332)
Provisions	20	(13,639)
Other current liabilities	(35,396)	(506)
Net defined benefit plans	(176,426)	(146,868)

Cash generated from operations	13,135,719	14,228,468
Interests paid	(71,376)	(65,425)
Income taxes paid	(113,327)	(34,601)

Net cash provided by operating activities	12,951,016	14,128,442

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2025	2024
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(65,000)	$(30,000)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	3,326
Acquisition of financial assets at fair value through profit or loss	(82,191)	(109,617)
Proceeds from disposal of financial assets at fair value through profit or loss	—	4,468
Net cash outflow from loss of control of subsidiaries	(8,664)	—
Acquisition of property, plant and equipment	(5,407,350)	(5,042,549)
Proceeds from disposal of property, plant and equipment	2,168	4,914
Acquisition of intangible assets	(32,751)	(40,274)
Acquisition of investment properties	(2,067)	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(23,031,073)	(19,413,662)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	9,704,902	11,842,467
Increase in other noncurrent assets	(204,163)	(165,262)
Increase in prepayments for leases	(342,190)	(341,388)
Interests received	168,718	149,223
Dividends received	156,220	150,946
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	44	16

Net cash used in investing activities	(19,143,397)	(12,987,392)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	530,000	265,000
Repayments of short-term loans	(150,000)	(385,000)
Decrease in customers’ deposits	(141,038)	(204,798)
Payments for the principal of lease liabilities	(1,203,598)	(1,055,215)
Decrease in other noncurrent liabilities	(106,666)	(280,376)
Cash dividends distributed to noncontrolling interests	(688)	(4,283)
Change in other noncontrolling interests	13,474	13,245

Net cash used in financing activities	(1,058,516)	(1,651,427)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	39,047	16,966

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,211,850)	(493,411)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,259,689	33,823,884

CASH AND CASH EQUIVALENTS, END OF PERIOD	$29,047,839	$33,330,473

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on May 9, 2025.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024. Please refer to the consolidated financial statements for the year ended December 31, 2024 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2025	December 31, 2024	March 31, 2024	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	—	37	37	c.
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	70	70	75	d.
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2025	December 31, 2024	March 31, 2024	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	63	63	66	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	50	50	51	f.
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	100	100	g.
	Chunghwa Telecom Europe GmbH (“CHTEU”)	International private leased circuit, internet services, transit services and ICT services	100	100	—	h.
Senao International Co., Ltd.	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	i.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	j.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2025	December 31, 2024	March 31, 2024	Note
TestPro Investment Co., Ltd. (“TestPro”)	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100	100

(Concluded)

a.	Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.57% and 58.56% as of December 31, 2024 and March 31, 2025, respectively.

c.

Chunghwa controlled more than half of seats of the Board of Directors of CHST as of December 31, 2024; therefore, the Company treated CHST as a subsidiary. Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate. Please refer to Note 14(c) for details.

d.	CLPT issued new shares in July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 69.87% as of December 31, 2024.

e.

CHTSC issued new shares in January 2024, March 2024, December 2024 and February 2025 as its employees exercised options. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 66.08%, 63.45% and 63.44% as of March 31, 2024, December 31, 2024 and March 31, 2025, respectively.

f.

Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% as of December 31, 2024. Chunghwa continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

g.	Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.

h.	Chunghwa invested and established CHTEU in July 2024. Chunghwa obtained 100% ownership interest of CHTEU.

i.

CHIEF has more than half of seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

j.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of March 31, 2025.

Other Material Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

c.	Loss of control of subsidiaries

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (a) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (b) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Company accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required had the Company directly disposed of the related assets or liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

For the material accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2024.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity	January 1, 2026
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS Accounting Standards	Annual Improvements—Volume 11	January 1, 2026

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2025	December 31, 2024	March 31, 2024
Cash
Cash on hand	$462,783	$443,745	$437,166
Bank deposits	11,020,474	13,242,716	10,089,820

	11,483,257	13,686,461	10,526,986

Cash equivalents (with maturities of less than three months)
Commercial paper	14,307,959	16,887,390	11,213,868
Negotiable certificates of deposit	—	2,800,000	8,300,000
Time deposits	3,256,322	2,883,479	3,288,653
Stimulus vouchers	301	2,359	966

	17,564,582	22,573,228	22,803,487

	$29,047,839	$36,259,689	$33,330,473

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Bank deposits	0.00%~2.55%	0.00%~2.55%	0.00%~3.10%
Commercial paper	1.07%~1.53%	0.95%~1.56%	0.90%~1.44%
Negotiable certificates of deposit	—	1.55%~1.70%	1.38%~1.43%
Time deposits	0.01%~4.45%	0.01%~4.90%	0.01%~5.50%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2025	December 31, 2024	March 31, 2024
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$5,048	$290	$1,086
Non-derivatives
Listed stocks - domestic	—	—	421

	$5,048	$290	$1,507

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$626,277	$628,737	$648,456
Non-listed stocks - foreign	34,979	32,415	85,287
Limited partnership - domestic	362,982	307,327	316,646
Other investing agreements	58,580	36,757	29,458

	$1,082,818	$1,005,236	$1,079,847

(Continued)

	March 31, 2025	December 31, 2024	March 31, 2024
Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—	$200

(Concluded)

Chunghwa’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300,000 thousand in January 2025. As of March 31, 2025, Chunghwa invested $60,000 thousand.

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of March 31, 2025, Chunghwa invested $300,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
March 31, 2025
Forward exchange contracts - buy	NT$/EUR	June 2025	NT$78,434/EUR2,300
Forward exchange contracts - buy	NT$/USD	April 2025	NT$183,337/USD5,560
December 31, 2024
Forward exchange contracts - buy	NT$/EUR	March 2025	NT$10,177/EUR300
Forward exchange contracts - buy	NT$/USD	January 2025	NT$45,879/USD1,408
March 31, 2024
Forward exchange contracts - buy	NT$/EUR	April to June 2024	NT$236,119/EUR6,900

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	March 31, 2025	December 31, 2024	March 31, 2024
Domestic investments
Listed and emerging stocks	$117,170	$126,013	$217,220
Non-listed stocks	4,446,802	3,873,647	4,407,720
Foreign investments
Non-listed stocks	736,428	667,316	443,871

	$5,300,400	$4,666,976	$5,068,811

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	March 31, 2025	December 31, 2024	March 31, 2024
Corporate bonds	$2,000,000	$2,000,000	$—

The Company acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000,000 thousand in October 2024.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2025	December 31, 2024	March 31, 2024
Trade notes and accounts receivable	$23,729,417	$27,168,306	$23,743,073
Less: Loss allowance	(1,232,693)	(1,142,610)	(1,119,481)

	$22,496,724	$26,025,696	$22,623,592

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

March 31, 2025

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	2%~22%	2%~68%	12%~84%	22%~91%	41%~96%	100%
Gross carrying amount	$16,194,883	$410,585	$193,720	$74,541	$47,009	$38,940	$601,885	$17,561,563
Loss allowance (lifetime ECL)	(69,927)	(39,443)	(36,873)	(33,611)	(26,641)	(24,956)	(601,885)	(833,336)

Amortized cost	$16,124,956	$371,142	$156,847	$40,930	$20,368	$13,984	$—	$16,728,227

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,716,339	$37,725	$24,380	$11,347	$126,291	$1,597	$279,018	$3,196,697
Loss allowance (lifetime ECL)	(2,704)	(1,862)	(2,438)	(3,404)	(63,222)	(1,277)	(279,018)	(353,925)

Amortized cost	$2,713,635	$35,863	$21,942	$7,943	$63,069	$320	$—	$2,842,772

December 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	2%~68%	11%~84%	21%~92%	39%~96%	100%
Gross carrying amount	$16,477,102	$335,307	$138,573	$74,834	$49,884	$48,247	$605,994	$17,729,941
Loss allowance (lifetime ECL)	(51,501)	(23,505)	(34,429)	(31,370)	(33,080)	(34,412)	(605,994)	(814,291)

Amortized cost	$16,425,601	$311,802	$104,144	$43,464	$16,804	$13,835	$—	$16,915,650

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,547,739	$44,167	$82,518	$3,204	$1,242	$44	$279,974	$5,958,888
Loss allowance (lifetime ECL)	(3,355)	(2,215)	(8,252)	(993)	(621)	(35)	(279,974)	(295,445)

Amortized cost	$5,544,384	$41,952	$74,266	$2,211	$621	$9	$—	$5,663,443

March 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	11%~82%	25%~91%	54%~96%	100%
Gross carrying amount	$16,965,432	$393,127	$141,699	$52,636	$32,285	$25,558	$575,024	$18,185,761
Loss allowance (lifetime ECL)	(71,092)	(34,375)	(27,318)	(27,742)	(24,938)	(23,189)	(575,024)	(783,678)

Amortized cost	$16,894,340	$358,752	$114,381	$24,894	$7,347	$2,369	$—	$17,402,083

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,377,209	$57,877	$33,335	$45,635	$74	$—	$285,726	$2,799,856
Loss allowance (lifetime ECL)	(2,153)	(2,894)	(3,333)	(13,690)	(59)	—	(285,726)	(307,855)

Amortized cost	$2,375,056	$54,983	$30,002	$31,945	$15	$—	$—	$2,492,001

Note a:

Please refer to Note 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Three Months Ended March 31
	2025	2024
Beginning balance	$1,142,610	$1,101,640
Add: Provision for credit loss	117,733	56,172
Less: Amounts written off	(27,650)	(38,331)

Ending balance	$1,232,693	$1,119,481

11.	INVENTORIES

	March 31, 2025	December 31, 2024	March 31, 2024
Merchandise	$4,341,573	$4,874,164	$4,149,699
Project in process	5,001,963	4,564,444	4,546,340
Work in process	176,035	268,570	69,276
Raw materials	190,163	221,856	232,380

	9,709,734	9,929,034	8,997,695
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	207,874	159,351	117,012

	$11,916,341	$12,087,118	$11,113,440

The operating costs related to inventories were $11,954,062 thousand (including the valuation loss on inventories of $38,153 thousand) and $12,588,852 thousand (including the valuation loss on inventories of $25,576 thousand) for the three months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, December 31, 2024 and March 31, 2024, inventories of $2,206,607 thousand, $2,158,084 thousand and $2,115,745 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

Construction in progress also included the Datong S. Sec., Sanchong Dist., New Taipei City project. The Board of Directors of Chunghwa resolved to sign a joint construction with separate sale and partition contract with LED in August 2021. Chunghwa classified the land of the project as investment properties.

Regarding the aforementioned two projects, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Notes 30 and 40 for details.

12.	PREPAYMENTS

	March 31, 2025	December 31, 2024	March 31, 2024
Prepayments for leases - satellite (Note 40)	$3,471,382	$3,129,192	$2,070,506
Prepaid salary and bonus	3,082,019	4,556	2,917,486
Prepaid rents	1,747,363	1,761,848	2,077,928
Others	2,897,785	2,703,734	2,473,754

	$11,198,549	$7,599,330	$9,539,674

Current
Prepaid salary and bonus	$3,082,019	$4,556	$2,917,486
Prepaid rents	494,567	496,790	572,333
Others	2,832,246	2,636,967	2,431,680

	$6,408,832	$3,138,313	$5,921,499

Noncurrent
Prepayments for leases - satellite (Note 40)	$3,471,382	$3,129,192	$2,070,506
Prepaid rents	1,252,796	1,265,058	1,505,595
Others	65,539	66,767	42,074

	$4,789,717	$4,461,017	$3,618,175

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	March 31, 2025	December 31, 2024	March 31, 2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$35,042,708	$21,679,910	$26,195,432
Accrued custodial receipts	809,717	725,414	833,276
Others	920,934	1,002,677	766,024

	$36,773,359	$23,408,001	$27,794,732

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~5.10%	0.03%~5.10%	0.03%~5.00%

14.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	March 31, 2025	December 31, 2024	March 31, 2024
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Three Months Ended March 31		March 31,	December 31,	March 31,
	2025	2024	2025	2024	2024
SENAO	$82,718	$96,826	$4,462,311	$4,683,629	$4,412,858

CHPT	$142,154	$2,385	5,449,884	5,305,195	5,004,863

Individually immaterial subsidiaries with noncontrolling interests			2,959,159	3,165,342	2,718,642

			$12,871,354	$13,154,166	$12,136,363

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	March 31, 2025	December 31, 2024	March 31, 2024
Current assets	$6,315,261	$6,737,556	$7,132,733
Noncurrent assets	3,709,616	3,675,523	3,365,022
Current liabilities	(3,480,860)	(3,549,249)	(3,938,838)
Noncurrent liabilities	(404,000)	(415,771)	(487,134)

Equity	$6,140,017	$6,448,059	$6,071,783

Equity attributable to the parent	$1,677,706	$1,764,430	$1,658,925
Equity attributable to noncontrolling interests	4,462,311	4,683,629	4,412,858

	$6,140,017	$6,448,059	$6,071,783

	Three Months Ended March 31
	2025	2024
Revenues and income	$7,646,727	$8,171,181
Costs and expenses	7,531,442	8,036,271

Profit for the period	$115,285	$134,910

Profit attributable to the parent	$32,567	$38,084
Profit attributable to noncontrolling interests	82,718	96,826

Profit for the period	$115,285	$134,910

Other comprehensive income attributable to the parent	$786	$7,940
Other comprehensive income attributable to noncontrolling interests	2,004	20,236

Other comprehensive income for the period	$2,790	$28,176

Total comprehensive income attributable to the parent	$33,353	$46,024
Total comprehensive income attributable to noncontrolling interests	84,722	117,062

Total comprehensive income for the period	$118,075	$163,086

Net cash flow from operating activities	$(326,746)	$327,163
Net cash flow from investing activities	(14,732)	(6,819)
Net cash flow from financing activities	(75,820)	(75,378)
Effect of exchange rate changes on cash and cash equivalents	1	19

Net cash inflow (outflow)	$(417,297)	$244,985

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	March 31, 2025	December 31, 2024	March 31, 2024
Current assets	$5,273,480	$4,936,011	$3,788,825
Noncurrent assets	4,138,193	4,222,292	4,416,004
Current liabilities	(1,113,385)	(1,079,055)	(591,800)
Noncurrent liabilities	(18,752)	(21,470)	(21,410)

Equity	$8,279,536	$8,057,778	$7,591,619

Equity attributable to CHI	$2,829,652	$2,752,583	$2,586,756
Equity attributable to noncontrolling interests	5,449,884	5,305,195	5,004,863

	$8,279,536	$8,057,778	$7,591,619

	Three Months Ended March 31
	2025	2024
Revenues and income	$1,170,288	$697,630
Costs and expenses	952,384	690,450

Profit for the period	$217,904	$7,180

Profit attributable to CHI	$75,750	$4,795
Profit attributable to noncontrolling interests	142,154	2,385

Profit for the period	$217,904	$7,180

Other comprehensive income attributable to CHI	$1,320	$3,739
Other comprehensive income attributable to noncontrolling interests	2,534	7,177

Other comprehensive income for the period	$3,854	$10,916

Total comprehensive income attributable to CHI	$77,070	$8,534
Total comprehensive income attributable to noncontrolling interests	144,688	9,562

Total comprehensive income for the period	$221,758	$18,096

Net cash flow from operating activities	$582,333	$(35,657)
Net cash flow from investing activities	(16,753)	(34,200)
Net cash flow from financing activities	(10,160)	(6,605)
Effect of exchange rate changes on cash and cash equivalents	4,580	13,187

Net cash inflow (outflow)	$560,000	$(63,275)

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 34(a) for details.

CHTSC issued new shares in January 2024, March 2024, December 2024 and February 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 34(b) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the three months ended March 31, 2025 and 2024 was as follows:

	Three Months Ended March 31, 2025
	CHTSC Share-Based Payment	CHIEF Share-Based Payment
Cash consideration received from noncontrolling interests	$95	$1,165
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(184)	8,176

Differences arising from equity transactions	$(89)	$9,341

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(89)	$9,341

Three Months Ended March 31, 2024
CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests (Note)	$13,245
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(13,650)

Differences arising from equity transactions	$(405)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(405)

Note:	The proceeds from the new shares issued in January 2024 by CHTSC have been received in advance in December 2023.

c.	Loss of control of subsidiaries

Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate.

The Company recognized the retained interest in CHST at the fair value on the date control was lost; therefore, the Company recognized the disposal gain of $15,920 thousand based on the difference between the fair value and the carrying amount. The disposal gain was included in other gains or losses in the consolidated statements of comprehensive income.

Analysis of assets and liabilities over which the Company lost control:

CHST
Current assets
Cash and cash equivalents	$8,664
Contract assets	9,132
Trade notes and accounts receivable, net	9,148
Inventories	6,521
Others	6,631
Noncurrent assets
Property, plant and equipment	202
Right-of-use assets	3,369
Deferred income tax assets	1,645
Other noncurrent assets	12,415
Current liabilities
Short-term loans	(65,000)
Contract liabilities	(7,376)
Trade notes and accounts payable	(9,036)
Others	(2,309)
Noncurrent liabilities
Customers’ deposits	(7,126)
Others	(1,704)

Net liabilities	$(34,824)

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31, 2025	December 31, 2024	March 31, 2024
Investments in associates	$9,114,825	$9,064,213	$8,551,936
Investment in joint venture	9,188	9,251	9,400

	$9,124,013	$9,073,464	$8,561,336

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	March 31, 2025	December 31, 2024	March 31, 2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,871,773	$3,950,922	$4,207,893

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	2,051,979	1,998,346	1,608,490
KingwayTek Technology Co., Ltd. (“KWT”)	284,437	278,967	270,090
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	605,329	573,275	567,596
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	390,400	379,357	312,238
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	364,913	313,467	322,008
WiAdvance Technology Corporation (“WATC”)	270,306	273,440	285,617
Taiwania Hive Technology Fund L.P. (“TWTF”)	270,060	276,180	—
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	251,256	252,625	256,115
So-net Entertainment Taiwan Limited (“So-net”)	180,792	192,968	224,102
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	143,944	151,241	171,342
Taiwan International Ports Logistics Corporation (“TIPL”)	143,208	133,836	129,330
Porrima Inc. (“PORRIMA”)	76,679	77,634	—
CHT Infinity Singapore Pte., Ltd. (“CISG”)	58,097	60,782	58,474
Imedtac Co., Ltd. (“IME”)	56,431	56,667	46,295
Click Force Co., Ltd. (“CF”)	50,320	51,011	44,828
AgriTalk Technology Inc. (“ATT”)	26,228	26,254	29,572
Baohwa Trust Co., Ltd. (“BHT”)	13,400	11,967	10,383
Cornerstone Ventures Co., Ltd. (“CVC”)	5,273	5,274	7,563
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	—	—	—

	5,243,052	5,113,291	4,344,043

	$9,114,825	$9,064,213	$8,551,936

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	March 31, 2025	December 31, 2024	March 31, 2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46	46
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	33	33	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
WiAdvance Technology Corporation (“WATC”)	16	16	16
Taiwania Hive Technology Fund L.P. (“TWTF”)	42	42	—
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Porrima Inc. (“PORRIMA”)	10	10	—
CHT Infinity Singapore Pte., Ltd. (“CISG”)	40	40	40
Imedtac Co., Ltd. (“IME”)	10	10	7
Click Force Co., Ltd. (“CF”)	49	49	49
AgriTalk Technology Inc. (“ATT”)	29	29	29
Baohwa Trust Co., Ltd. (“BHT”)	25	25	25
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	37	—	—

Summarized financial information of NCB was set out below:

	March 31, 2025	December 31, 2024	March 31, 2024
Assets	$51,785,156	$48,636,633	$39,498,355
Liabilities	(43,366,071)	(40,043,113)	(30,339,323)

Equity	$8,419,085	$8,593,520	$9,159,032

The percentage of ownership interest held by the Company	46.26%	46.26%	46.26%
Equity attributable to the Company	$3,894,668	$3,975,362	$4,236,968
Unrealized gain or loss from downstream transactions	(22,895)	(24,440)	(29,075)

The carrying amount of investment	$3,871,773	$3,950,922	$4,207,893

	Three Months Ended March 31
	2025	2024
Net revenues	$89,521	$68,964

Net loss for the period	$(183,577)	$(185,512)
Other comprehensive income (loss)	9,142	(2,532)

Total comprehensive loss for the period	$(174,435)	$(188,044)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended March 31
	2025	2024
The Company’s share of profits	$124,276	$98,838
The Company’s share of other comprehensive income	3,708	26,679

The Company’s share of total comprehensive income	$127,984	$125,517

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
SNI	$3,857,743	$3,838,161	$3,556,203

KWT	$932,362	$896,747	$896,169

CVC was approved to end and dissolve its business in November 2024. The liquidation of CVC is still in process. The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC, the Company has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

KWT transferred its treasury stock repurchased from December 2019 to February 2020 to employees in October 2024. Therefore, the Company’s ownership interest in KWT decreased to 22.58% as of December 31, 2024.

The Company increased its investment in SNI in lower proportion to the original shareholder percentage in October 2024. Therefore, the Company’s ownership interest in SNI decreased to 33.16% as of December 31, 2024.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 16.35% and 16.24% as of March 31, 2024 and December 31, 2024, respectively. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

Chunghwa’s Board of Directors approved an investment in TWTF at the amount of USD 30,000 thousand in February 2024. The Company initially invested in TWTF in August 2024 and obtained 41.75% ownership interest. TWTF mainly engages in investment.

The Company participated in the capital increase of PORRIMA in May 2024 and obtained 10.00% ownership interest. PORRIMA mainly engages in designing and selling zero-emission ships. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company increased its investment in IME in higher proportion to the original shareholder percentage in April 2024. Therefore, the Company’s ownership interest in IME increased to 10.00% as of December 31, 2024. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	December 31, 2024	March 31, 2024
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,188	$9,251	$9,400	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended March 31
	2025	2024
The Company’s share of loss	$(63)	$(63)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(63)	$(63)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2025	December 31, 2024	March 31, 2024
Assets used by the Company	$280,810,739	$284,714,764	$280,840,400
Assets subject to operating leases	5,779,228	5,125,380	6,224,809

	$286,589,967	$289,840,144	$287,065,209

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2024	$102,885,454	$1,709,236	$71,754,783	$11,044,831	$721,434,979	$4,049,661	$12,091,029	$15,937,187	$940,907,160
Additions	—	—	5,242	18,379	23,002	2,839	14,608	3,550,693	3,614,763
Disposal	—	—	—	(249,084)	(4,697,374)	(59,735)	(89,651)	—	(5,095,844)
Effect of foreign exchange differences	—	—	—	41	91,121	98	6,151	8,105	105,516
Others	(528,935)	1,652	(301,140)	228,301	5,501,226	73	76,673	(5,831,630)	(853,780)

Balance on March 31, 2024	$102,356,519	$1,710,888	$71,458,885	$11,042,468	$722,352,954	$3,992,936	$12,098,810	$13,664,355	$938,677,815

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(33,283,812)	$(9,221,060)	$(599,131,991)	$(3,654,724)	$(9,022,741)	$—	$(655,822,260)
Depreciation expenses	—	(8,344)	(358,607)	(182,451)	(6,394,220)	(29,325)	(205,976)	—	(7,178,923)
Disposal	—	—	—	248,665	4,695,821	59,735	89,229	—	5,093,450
Effect of foreign exchange differences	—	—	—	(39)	(55,411)	(14)	(3,360)	—	(58,824)
Others	—	—	162,600	(72)	(29,857)	(147)	(3,382)	—	129,142

Balance on March 31, 2024	$—	$(1,516,276)	$(33,479,819)	$(9,154,957)	$(600,915,658)	$(3,624,475)	$(9,146,230)	$—	$(657,837,415)

Balance on January 1, 2024, net	$102,885,454	$201,304	$38,470,971	$1,823,771	$122,302,988	$394,937	$3,068,288	$15,937,187	$285,084,900

Balance on March 31, 2024, net	$102,356,519	$194,612	$37,979,066	$1,887,511	$121,437,296	$368,461	$2,952,580	$13,664,355	$280,840,400

Cost
Balance on January 1, 2025	$102,346,031	$1,749,614	$74,178,077	$10,448,407	$718,353,045	$4,183,540	$12,680,123	$16,572,752	$940,511,589
Additions	—	—	1,037	16,471	64,065	—	6,621	3,904,326	3,992,520
Disposal	—	—	(90)	(49,055)	(2,067,426)	(81,274)	(47,767)	—	(2,245,612)
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	(2,009)	(3,213)	—	(5,222)
Effect of foreign exchange differences	—	—	—	31	26,393	156	2,808	2,702	32,090
Others	(459,049)	8,211	(376,545)	15,641	4,910,310	115,166	100,134	(5,122,984)	(809,116)

Balance on March 31, 2025	$101,886,982	$1,757,825	$73,802,479	$10,431,495	$721,286,387	$4,215,579	$12,738,706	$15,356,796	$941,476,249

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,543,373)	$(34,721,367)	$(8,727,171)	$(597,674,608)	$(3,629,903)	$(9,500,403)	$—	$(655,796,825)
Depreciation expenses	—	(11,497)	(377,384)	(163,282)	(6,411,938)	(44,292)	(227,324)	—	(7,235,717)
Disposal	—	—	90	49,052	2,066,645	81,274	47,401	—	2,244,462
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	2,009	3,011	—	5,020
Effect of foreign exchange differences	—	—	—	(27)	(17,877)	(95)	(1,850)	—	(19,849)
Others	—	—	148,868	(79)	1,673	(417)	(12,646)	—	137,399

Balance on March 31, 2025	$—	$(1,554,870)	$(34,949,793)	$(8,841,507)	$(602,036,105)	$(3,591,424)	$(9,691,811)	$—	$(660,665,510)

Balance on January 1, 2025, net	$102,346,031	$206,241	$39,456,710	$1,721,236	$120,678,437	$553,637	$3,179,720	$16,572,752	$284,714,764

Balance on March 31, 2025, net	$101,886,982	$202,955	$38,852,686	$1,589,988	$119,250,282	$624,155	$3,046,895	$15,356,796	$280,810,739

(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the three months ended March 31, 2025 and 2024.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2024	$4,924,387	$4,131,031	$9,055,418
Additions	—	99	99
Others	(1,181,880)	279,033	(902,847)

Balance on March 31, 2024	$3,742,507	$4,410,163	$8,152,670

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802,576)	$(1,802,576)
Depreciation expenses	—	(19,304)	(19,304)
Others	—	(105,981)	(105,981)

Balance on March 31, 2024	$—	$(1,927,861)	$(1,927,861)

Balance on January 1, 2024, net	$4,924,387	$2,328,455	$7,252,842

Balance on March 31, 2024, net	$3,742,507	$2,482,302	$6,224,809

(Continued)

	Land	Buildings	Total
Cost
Balance on January 1, 2025	$3,104,874	$3,737,084	$6,841,958
Others	459,049	351,848	810,897

Balance on March 31, 2025	$3,563,923	$4,088,932	$7,652,855

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,716,578)	$(1,716,578)
Depreciation expenses	—	(17,869)	(17,869)
Others	—	(139,180)	(139,180)

Balance on March 31, 2025	$—	$(1,873,627)	$(1,873,627)

Balance on January 1, 2025, net	$3,104,874	$2,020,506	$5,125,380

Balance on March 31, 2025, net	$3,563,923	$2,215,305	$5,779,228

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Year 1	$316,153	$305,357	$287,684
Year 2	185,488	197,780	184,484
Year 3	122,211	121,845	125,358
Year 4	90,854	92,431	81,970
Year 5	56,926	62,415	54,715
Onwards	125,534	136,567	122,943

	$897,166	$916,395	$857,154

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

17.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	March 31, 2025	December 31, 2024	March 31, 2024
Land and buildings
Handsets base stations	$7,755,557	$7,648,470	$7,596,291
Others	1,805,447	1,564,104	1,696,547
Equipment	1,759,561	1,699,755	1,830,401

	$11,320,565	$10,912,329	$11,123,239

	Three Months Ended March 31
	2025	2024
Additions to right-of-use assets	$1,560,497	$979,391

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$759,682	$743,846
Others	201,303	195,986
Equipment	114,392	87,323

	$1,075,377	$1,027,155

The Company did not have significant sublease or impairment of right-of-use assets for the three months ended March 31, 2025 and 2024.

b.	Lease liabilities

	March 31, 2025	December 31, 2024	March 31, 2024
Lease liabilities
Current	$3,738,416	$3,557,874	$3,448,987
Noncurrent	7,462,150	7,333,503	7,398,566

	$11,200,566	$10,891,377	$10,847,553

Ranges of discount rates for lease liabilities were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Land and buildings
Handsets base stations	0.37%~2.00%	0.37%~2.00%	0.37%~1.78%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~3.50%	0.37%~3.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 for details.

d.	Other lease information

	Three Months Ended March 31
	2025	2024
Expenses relating to low-value asset leases	$2,254	$2,063

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,604	$1,478

Total cash outflow for leases	$1,244,847	$1,088,205

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 16 and 18.

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2024	$11,161,834
Reclassification	1,747,177

Balance on March 31, 2024	$12,909,011

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(11,107)
Reclassification	(24,663)

Balance on March 31, 2024	$(1,392,141)

Balance on January 1, 2024, net	$9,805,463

Balance on March 31, 2024, net	$11,516,870

(Continued)

Cost
Balance on January 1, 2025	$13,592,694
Additions	2,067

Balance on March 31, 2025	$13,594,761

Accumulated depreciation and impairment
Balance on January 1, 2025	$(1,290,975)
Depreciation expense	(11,225)

Balance on March 31, 2025	$(1,302,200)

Balance on January 1, 2025, net	$12,301,719

Balance on March 31, 2025, net	$12,292,561

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15~30 years
Buildings
Main buildings	8~60 years
Other building facilities	10~35 years

The fair values of the Company’s investment properties as of December 31, 2024 and 2023 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of March 31, 2025 and 2024 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Fair value	$41,286,825	$41,284,758	$35,336,628

Overall capital interest rate	1.47%~5.81%	1.47%~5.81%	1.43%~5.51%
Profit margin ratio	12%~20%	12%~20%	10%~20%
Discount rate	0%~10%	0%~10%	—
Capitalization rate	1.12%~2.13%	1.12%~2.13%	0.23%~2.28%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Year 1	$279,978	$274,163	$270,731
Year 2	247,592	247,997	249,088
Year 3	215,352	216,256	224,283
Year 4	194,029	192,062	192,871

(Continued)

	March 31, 2025	December 31, 2024	March 31, 2024
Year 5	$188,972	$190,020	$172,931
Onwards	1,259,643	1,306,456	1,283,870

	$2,385,566	$2,426,954	$2,393,774

(Concluded)

19.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2024	$109,963,431	$2,532,249	$291,206	$421,835	$113,208,721
Additions-acquired separately	—	38,579	—	1,695	40,274
Disposal	—	(103,569)	—	(7,044)	(110,613)
Effect of foreign exchange differences	—	170	—	(10)	160
Others	—	1,271	—	—	1,271

Balance on March 31, 2024	$109,963,431	$2,468,700	$291,206	$416,476	$113,139,813

Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,954,096)	$(73,624)	$(252,040)	$(40,482,176)
Amortization expenses	(1,597,535)	(67,167)	—	(7,570)	(1,672,272)
Disposal	—	103,569	—	7,044	110,613
Effect of foreign exchange differences	—	(71)	—	5	(66)

Balance on March 31, 2024	$(39,799,951)	$(1,917,765)	$(73,624)	$(252,561)	$(42,043,901)

Balance on January 1, 2024 net	$71,761,015	$578,153	$217,582	$169,795	$72,726,545

Balance on March 31, 2024 net	$70,163,480	$550,935	$217,582	$163,915	$71,095,912

Cost
Balance on January 1, 2025	$109,963,431	$2,427,063	$291,206	$418,959	$113,100,659
Additions-acquired separately	—	31,914	—	837	32,751
Disposal	—	(49,639)	—	(351)	(49,990)
Effect of foreign exchange differences	—	155	—	15	170

Balance on March 31, 2025	$109,963,431	$2,409,493	$291,206	$419,460	$113,083,590

Accumulated amortization and impairment
Balance on January 1, 2025	$(44,592,555)	$(1,877,275)	$(73,624)	$(274,003)	$(46,817,457)
Amortization expenses	(1,597,536)	(65,113)	—	(6,238)	(1,668,887)
Disposal	—	49,639	—	351	49,990
Effect of foreign exchange differences	—	(35)	—	(10)	(45)

Balance on March 31, 2025	$(46,190,091)	$(1,892,784)	$(73,624)	$(279,900)	$(48,436,399)

Balance on January 1, 2025 net	$65,370,876	$549,788	$217,582	$144,956	$66,283,202

Balance on March 31, 2025 net	$63,773,340	$516,709	$217,582	$139,560	$64,647,191

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	March 31, 2025	December 31, 2024	March 31, 2024
Refundable deposits	$2,120,994	$2,161,983	$1,942,580
Spare parts	1,908,601	2,005,946	2,393,762
Other financial assets	1,000,000	1,000,000	1,000,000
Others	3,040,567	2,831,855	2,587,175

	$8,070,162	$7,999,784	$7,923,517

Current
Spare parts	$1,908,601	$2,005,946	$2,393,762
Others	1,086,055	1,108,608	727,134

	$2,994,656	$3,114,554	$3,120,896

Noncurrent
Refundable deposits	$2,120,994	$2,161,983	$1,942,580
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,954,512	1,723,247	1,860,041

	$5,075,506	$4,885,230	$4,802,621

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

March 31, 2025

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 6,067 /EUR 170	June 2025	$35.69	Hedging financial assets (liabilities)	$30	$—	$804

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(804)	$30	$—

December 31, 2024

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$341,036 /EUR10,000	March 2025	$34.10	Hedging financial assets (liabilities)	$1,133	$1,907	$(730)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$730	$(774)	$—

March 31, 2024

			Notional Amount (In Thousands)		Forward Rate (In Dollars)	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency			Maturity		Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$47,915 /EUR 1,400	June 2024	$34.23	Hedging financial assets (liabilities)	$29	$—	$73

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(73)	$29	$—

Three months ended March 31, 2025

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$804	$—	—	$1,626	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Three months ended March 31, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$73	$—	—	$1,551	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.	SHORT-TERM LOANS

	March 31, 2025	December 31, 2024	March 31, 2024
Unsecured bank loans	$530,000	$215,000	$465,000

The annual interest rates of bank loans were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Unsecured bank loans	2.29%~2.35%	1.82%~3.49%	1.70%~3.49%

23.	LONG-TERM LOANS

	March 31, 2025	December 31, 2024	March 31, 2024
Secured bank loans (Note 39)	$1,600,000	$1,600,000	$1,600,000
Unsecured bank loans	35,000	35,000	—
Less: Current portion	(5,833)	(3,646)	(1,600,000)

	$1,629,167	$1,631,354	$—

The annual interest rates of bank loans were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Secured bank loans	2.10%	2.09%	1.87%
Unsecured bank loans	2.22%	2.22%	—

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2024, and the due date of the renewed contract is September 2027.

CLPT entered into an unsecured loan contract with Mega International Commercial Bank, interest is paid monthly, and the principal will be repaid in 48 equal installments from August 2025 to July 2029.

24.	BONDS PAYABLE

	March 31, 2025	December 31, 2024	March 31, 2024
Unsecured domestic bonds	$30,500,000	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(10,397)	(11,794)	(15,844)
	30,489,603	30,488,206	30,484,156
Less: Current portion	(8,799,350)	(8,798,880)	—

	$21,690,253	$21,689,326	$30,484,156

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	-	March 2022 to March 2027	3,500,000	0.69%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	March 31, 2025	December 31, 2024	March 31, 2024
Trade notes and accounts payable	$10,692,983	$17,742,532	$9,806,485

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	March 31, 2025	December 31, 2024	March 31, 2024
Accrued salary and compensation	$7,924,564	$10,721,819	$7,774,277
Accrued compensation to employees and remuneration to directors and supervisors	3,105,520	2,499,932	2,688,772
Amounts collected for others	1,999,761	1,706,744	1,623,358
Payables to contractors	1,003,031	2,264,856	1,167,660
Accrued maintenance costs	986,069	1,116,992	1,069,055
Payables to equipment suppliers	713,642	720,361	813,574
Others	7,853,902	7,550,649	7,800,048

	$23,586,489	$26,581,353	$22,936,744

27.	PROVISIONS

	March 31, 2025	December 31, 2024	March 31, 2024
Employee benefits	$421,373	$415,477	$391,808
Warranties	273,114	280,679	238,655
Onerous contracts	266,103	266,755	175,504
Others	15,915	13,574	3,067

	$976,505	$976,485	$809,034

(Continued)

	March 31, 2025	December 31, 2024	March 31, 2024
Current	$668,780	$441,801	$316,748
Noncurrent	307,725	534,684	492,286

	$976,505	$976,485	$809,034

(Concluded)

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
Balance on January 1, 2024	$387,082	$237,873	$194,651	$3,067	$822,673
Additional / (reversal of) provisions recognized	9,131	8,136	(19,147)	—	(1,880)
Used / forfeited during the period	(4,405)	(7,408)	—	—	(11,813)
Effect of foreign exchange differences	—	54	—	—	54

Balance on March 31, 2024	$391,808	$238,655	$175,504	$3,067	$809,034

Balance on January 1, 2025	$415,477	$280,679	$266,755	$13,574	$976,485
Additional / (reversal of) provisions recognized	10,121	23,103	(706)	2,658	35,176
Used / forfeited during the period	(4,225)	(30,690)	—	(317)	(35,232)
Effect of foreign exchange differences	—	22	54	—	76

Balance on March 31, 2025	$421,373	$273,114	$266,103	$15,915	$976,505

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

28.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2024 and 2023 were as follows:

	Three Months Ended March 31
	2025	2024
Operating costs	$80,433	$104,906
Marketing expenses	63,244	77,832
General and administrative expenses	15,130	17,883
Research and development expenses	7,076	8,012

	$165,883	$208,633

29.	EQUITY

a.	Share capital

1)	Common stocks

	March 31, 2025	December 31, 2024	March 31, 2024
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of March 31, 2025, the outstanding ADSs were 177,552 thousand common stocks, which equaled 17,755 thousand units and represented 2.29% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the three months ended March 31, 2025 and 2024 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2024	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	76,658	—	—	—	—	76,658
Changes in equities of subsidiaries	—	—	(405)	—	—	—	(405)

Balance on March 31, 2024	$147,329,386	$228,610	$2,144,322	$987,607	$27,336	$20,648,078	$171,365,339

(Continued)

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2025	$147,329,386	$223,835	$2,145,041	$1,211,494	$29,445	$20,648,078	$171,587,279
Changes in equities of subsidiaries	—	—	9,252	—	—	—	9,252

Balance on March 31, 2025	$147,329,386	$223,835	$2,154,293	$1,211,494	$29,445	$20,648,078	$171,596,531

(Concluded)

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2024 earnings of Chunghwa proposed by the Chunghwa’s Board of Directors on February 26, 2025 and the appropriations of the 2023 earnings of Chunghwa approved by the stockholders in their meetings on May 31, 2024 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2024	For Fiscal Year 2023	For Fiscal Year 2024	For Fiscal Year 2023
Reversal of special reserve	$—	$(223,084)
Cash dividends	38,787,232	36,909,931	$5.000	$4.758

The appropriations of earnings for 2024 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2025. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Three Months Ended March 31
	2025	2024
Beginning balance	$563,605	$520,748
Recognized for the period
Unrealized gain or loss
Equity instruments	569,284	628,015
Share of profits (loss) of associates and joint ventures accounted for using equity method	4,898	(1,295)

Ending balance	$1,137,787	$1,147,468

e.	Noncontrolling interests

	Three Months Ended March 31
	2025	2024
Beginning balance	$13,154,166	$12,596,252
Shares attributed to noncontrolling interests
Net income for the period	396,617	212,764
Exchange differences arising from the translation of the foreign operations	4,796	10,298
Unrealized gain or loss on financial assets at FVOCI	(860)	(1,547)
Share of other comprehensive income of associates and joint ventures accounted for using equity method	2,184	19,262
Cash dividends distributed by subsidiaries	(710,530)	(716,689)

(Continued)

	Three Months Ended March 31
	2025	2024
Loss of control of subsidiaries (Note 14)	$19,534	$—
Net increase in noncontrolling interests	5,447	16,023

Ending balance	$12,871,354	$12,136,363

(Concluded)

30.	REVENUES

	Three Months Ended March 31
	2025	2024
Revenue from contracts with customers	$55,164,052	$54,329,761

Other revenues
Government grants income	379,865	274,352
Rental income	213,485	291,500
Others	51,007	47,858

	644,357	613,710

	$55,808,409	$54,943,471

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information to the consolidated financial statements for the year ended December 31, 2024 for details.

a.	Disaggregation of revenue

Please refer to Note 44 Segment Information for details.

b.	Contract balances

	March 31, 2025	December 31, 2024	March 31, 2024	January 1, 2024
Trade notes and accounts receivable (Note 10)	$22,496,724	$26,025,696	$22,623,592	$24,841,995

Contract assets
Products and service bundling	$10,483,736	$10,445,758	$9,679,196	$9,297,181
Others	2,380,593	2,306,854	1,346,077	1,205,973
Less: Loss allowance	(23,969)	(23,845)	(22,366)	(21,282)

	$12,840,360	$12,728,767	$11,002,907	$10,481,872

Current	$8,486,649	$8,401,343	$6,985,515	$6,713,227
Noncurrent	4,353,711	4,327,424	4,017,392	3,768,645

	$12,840,360	$12,728,767	$11,002,907	$10,481,872

(Continued)

	March 31, 2025	December 31, 2024	March 31, 2024	January 1, 2024
Contract liabilities
Telecommunications business	$13,836,198	$13,931,238	$13,961,741	$14,015,949
Project business	8,180,447	8,014,350	6,637,247	6,654,364
Advance house and land receipts (Notes 11 and 40)	1,064,150	1,064,150	576,826	459,697
Others	908,715	831,978	677,019	518,758

	$23,989,510	$23,841,716	$21,852,833	$21,648,768

Current	$16,582,177	$16,300,986	$14,293,408	$14,088,416
Noncurrent	7,407,333	7,540,730	7,559,425	7,560,352

	$23,989,510	$23,841,716	$21,852,833	$21,648,768

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	March 31, 2025	December 31, 2024	March 31, 2024
Current
Incremental costs of obtaining contracts	$339,172	$339,172	$271,077

Noncurrent
Incremental costs of obtaining contracts	$1,209,212	$1,221,652	$975,660

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. The Company also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the three months ended March 31, 2025 and 2024 are $238,217 thousand and $214,720 thousand, respectively.

31.	NET INCOME

a.	Other income and expenses

	Three Months Ended March 31
	2025	2024
Gain on disposal of property, plant and equipment, net	$1,018	$2,520

b.	Other income

	Three Months Ended March 31
	2025	2024
Rental income	$19,222	$17,487
Others	19,226	20,282

	$38,448	$37,769

c.	Other gains and losses

	Three Months Ended March 31
	2025	2024
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$193	$(61,657)
Foreign currency exchange loss, net	(39,187)	(6,644)
Gain on disposal of financial instruments, net	—	1,073
Gain on disposal of subsidiaries	15,290	—
Others	(1,414)	5,964

	$(25,118)	$(61,264)

d.	Interest expenses

	Three Months Ended March 31
	2025	2024
Interest on bonds payable	$41,978	$41,970
Interest on lease liabilities	37,391	29,449
Interest paid to financial institutions	9,732	11,199
Others	256	669

	$89,357	$83,287

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended March 31
	2025	2024
Contract assets	$124	$1,084

Trade notes and accounts receivable	$117,733	$56,172

Other receivables	$1,678	$(1,470)

Inventories	$38,153	$25,576

f.	Depreciation and amortization expenses

	Three Months Ended March 31
	2025	2024
Property, plant and equipment	$7,253,586	$7,198,227
Right-of-use assets	1,075,377	1,027,155
Investment properties	11,225	11,107
Intangible assets	1,668,887	1,672,272
Incremental costs of obtaining contracts	238,217	214,720

Total depreciation and amortization expenses	$10,247,292	$10,123,481

Depreciation expenses summarized by functions
Operating costs	$7,787,168	$7,701,733
Operating expenses	553,020	534,756

	$8,340,188	$8,236,489

Amortization expenses summarized by functions
Operating costs	$1,862,288	$1,838,789
Marketing expenses	23,525	20,433
General and administrative expenses	12,150	15,746
Research and development expenses	9,141	12,024

	$1,907,104	$1,886,992

g.	Employee benefit expenses

	Three Months Ended March 31
	2025	2024
Post-employment benefit
Defined contribution plans	$289,836	$256,170
Defined benefit plans	165,883	208,633

	455,719	464,803

Share-based payment
Equity-settled share-based payment	1,225	2,373

Other employee benefit (Note)	12,010,134	11,383,272

Total employee benefit expenses	$12,467,078	$11,850,448

Summary by functions
Operating costs	$5,776,994	$5,522,712
Operating expenses	6,690,084	6,327,736

	$12,467,078	$11,850,448

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

The amendments to the Chunghwa’s Articles of Incorporation were approved by the Chunghwa’s stockholders in their meeting on May 31, 2024. The distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no higher than 0.17%.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2024 and 2023 approved by the Board of Directors on February 26, 2025 and February 23, 2024, respectively, were as follows. The compensation to the employees and remuneration to the directors of 2024 will be reported to the stockholders in their meeting planned to be held on May 29, 2025.

	Cash
	2024	2023
Compensation distributed to the employees	$1,931,610	$1,522,481
Remuneration paid to the directors	40,440	39,797

There was no difference between the initial accrued amounts recognized in 2024 and 2023 and the amounts approved by the Board of Directors in 2025 and 2024 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended March 31
	2025	2024
Current tax
Current tax expenses recognized for the period	$2,533,710	$2,302,333
Income tax adjustments on prior years	713	1,768
Others	17	27

	2,534,440	2,304,128

Deferred tax
Deferred tax expenses recognized for the period	(31,240)	79,429

Income tax recognized in profit or loss	$2,503,200	$2,383,557

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa, SENYOUNG, CHYP, CHSI, LED, CHIEF, Unigate, CHPT, SFD, HHI, IISI and UTC have been examined by the tax authorities through 2022. Income tax returns of SENAO, Youth, ISPOT, Aval, Wiin, SHE, CHI, NavCore, TestPro, CLPT and CHTSC have been examined by the tax authorities through 2023.

c.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended March 31
	2025	2024
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,799,194	$9,391,419
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(622)	(546)

Net income used to compute the diluted earnings per share	$9,798,572	$9,390,873

Weighted Average Number of Common Stocks

	(Thousand Shares)
	Three Months Ended March 31
	2025	2024
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	13,572	11,169

Weighted average number of common stocks used to compute the diluted earnings per share	7,771,019	7,768,616

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206.00 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

CHIEF did not recognize any compensation costs for stock options for the three months ended March 31, 2025. The compensation costs for stock options for the three months ended March 31, 2024 were $816 thousand.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in July 2024; therefore, the exercise price changed from $171.70 to $166.50 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the three months ended March 31, 2025 and 2024 was as follows:

	Three Months Ended March 31, 2025		Three Months Ended March 31, 2024
	Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	7	$166.50	93	$171.70
Options exercised	(7)	166.50	—	—

Options outstanding at end of the period	—	—	93	171.70

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	—		1.62

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months ended March 31, 2025 and 2024 were $89 thousand and $194 thousand, respectively.

Information about CHTSC’s outstanding stock options for the three months ended March 31, 2025 and 2024 was as follows:

	Three Months Ended March 31, 2025
	Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	655	$19.085
Options exercised	(640)	19.085

Options outstanding at end of the period	15	19.085

Options exercisable at end of the period	6	19.085

Weighted average remaining contractual life (years)	0.89

	Three Months Ended March 31, 2024
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	1,519	$19.085	40	$19.085
Options exercised	(689)	19.085	(5)	19.085
Options forfeited	(111)	—	—	—

Options outstanding at end of the period	719	19.085	35	19.085

(Continued)

	Three Months Ended March 31, 2024
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options exercisable at end of the period	14	$19.085	35	$19.085

Weighted average remaining contractual life (years)	1.89		0.72

(Concluded)

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended March 31, 2025 and 2024 were $1,136 thousand and $1,363 thousand, respectively.

CLPT modified the plan terms of stock options granted on September 26, 2023 in October 2024; therefore, the exercise price changed from $15.30 to $14.10 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in October 2024; therefore, the exercise price changed from $15.30 to $14.10 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in October 2024; therefore, the exercise price changed from $14.40 to $13.30 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the three months ended March 31, 2025 and 2024 was as follows:

	Three Months Ended March 31, 2025
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	750	$14.10	220	$14.10	25	$13.30
Options forfeited	—	—	—	—	(25)	—

Options outstanding at end of the period	750	14.10	220	14.10	—	—

Weighted average remaining contractual life (years)	2.49		1.17		—

	Three Months Ended March 31, 2024
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning and end of the period	755	$15.30	440	$15.30	440	$14.40

Options exercisable at end of the period	—	—	—	—	440	14.40

Weighted average remaining contractual life (years)	3.49		2.17		0.91

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	1.10%	0.98%	0.31%
Expected life	4 years	4 years	4 years
Expected volatility	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Three Months Ended March 31
	2025	2024
Additions of property, plant and equipment	$3,992,520	$3,614,862
Changes in other payables	1,414,830	1,427,687

Payments for acquisition of property, plant and equipment	$5,407,350	$5,042,549

Financing Activities

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operating Activities -	Balance on March 31,
	2025	Activities	New Leases	Others	Interest Paid	2025
Lease liabilities	$10,891,377	$(1,203,598)	$1,560,497	$(10,319)	$(37,391)	$11,200,566

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows From Operating Activities -	Balance on March 31,
	2024	Activities	New Leases	Others	Interest Paid	2024
Lease liabilities	$10,975,181	$(1,055,215)	$979,391	$(22,355)	$(29,449)	$10,847,553

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values.

	March 31, 2025		December 31, 2024		March 31, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,000,000	$2,029,710	$2,000,000	$2,002,268	$—	$—

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$30,489,603	$30,489,167	$30,488,206	$30,485,103	$30,484,156	$30,472,704

The fair value of bonds is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

March 31, 2025

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$5,048	$—	$5,048
Non-listed stocks	—	—	661,256	661,256
Limited partnership	—	—	362,982	362,982
Other investing agreements	—	—	58,580	58,580

	$—	$5,048	$1,082,818	$1,087,866

(Continued)

	Level 1	Level 2	Level 3	Total
Financial assets at FVOCI
Listed and emerging stocks	$117,170	$—	$—	$117,170
Non-listed stocks	—	—	5,183,230	5,183,230

	$117,170	$—	$5,183,230	$5,300,400

Hedging financial assets	$—	$30	$—	$30

(Concluded)

December 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$290	$—	$290
Non-listed stocks	—	—	661,152	661,152
Limited partnership	—	—	307,327	307,327
Other investing agreements	—	—	36,757	36,757

	$—	$290	$1,005,236	$1,005,526

Financial assets at FVOCI
Listed and emerging stocks	$126,013	$—	$—	$126,013
Non-listed stocks	—	—	4,540,963	4,540,963

	$126,013	$—	$4,540,963	$4,666,976

Hedging financial assets	$—	$1,133	$—	$1,133

Hedging financial liabilities	$—	$1,907	$—	$1,907

March 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1,086	$—	$1,086
Listed stocks	421	—	—	421
Non-listed stocks	—	—	733,743	733,743
Limited partnership	—	—	316,646	316,646
Other investing agreements	—	—	29,458	29,458

	$421	$1,086	$1,079,847	$1,081,354

(Continued)

	Level 1	Level 2	Level 3	Total
Financial assets at FVOCI
Listed and emerging stocks	$217,220	$—	$—	$217,220
Non-listed stocks	—	—	4,851,591	4,851,591

	$217,220	$—	$4,851,591	$5,068,811

Hedging financial assets	$—	$29	$—	$29

Financial liabilities at FVTPL
Derivatives	$—	$200	$—	$200

(Concluded)

There were no transfers between Levels 1 and 2 for the three months ended March 31, 2025 and 2024.

The reconciliations for financial assets measured at Level 3 were listed below:

Three months ended March 31, 2025

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2025	$1,005,236	$4,540,963	$5,546,199
Acquisition	82,191	65,000	147,191
Recognized in profit or loss under “Other gains and losses”	(4,565)	—	(4,565)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	577,267	577,267
Proceeds from profit distribution of the investees	(44)	—	(44)

Balance on March 31, 2025	$1,082,818	$5,183,230	$6,266,048

Unrealized gain or loss for the three months ended March 31, 2025	$(4,565)

Three months ended March 31, 2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$1,035,701	$4,168,694	$5,204,395
Acquisition	106,222	30,000	136,222
Recognized in profit or loss under “Other gains and losses”	(62,060)	—	(62,060)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	652,897	652,897
Proceeds from profit distribution of the investees	(16)	—	(16)

Balance on March 31, 2024	$1,079,847	$4,851,591	$5,931,438

Unrealized gain or loss for the three months ended March 31, 2024	$(62,060)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	March 31, 2025	December 31, 2024	March 31, 2024
Discount for lack of marketability	20.00%~30.00%	20.00%~30.00%	4.91%~20.00%
Noncontrolling interests discount	15.00%~29.04%	15.00%~29.04%	17.01%~25.00%
Growth rate of long-term revenue	1.33%	0.12%	0.12%
Discount rate	8.14%~14.80%	8.32%~14.40%	7.08%~9.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	March 31, 2025	March 31, 2024
Discount for lack of marketability
5% increase	$(63,808)	$(49,062)

5% decrease	$63,808	$48,788

Noncontrolling interests discount
5% increase	$(52,040)	$(21,359)

5% decrease	$52,040	$21,359

Growth rate of long-term revenue
0.1% increase	$38,672	$38,699

0.1% decrease	$(37,963)	$(37,978)

Discount rate
1% increase	$(463,572)	$(462,559)

1% decrease	$569,057	$569,394

Categories of Financial Instruments

	March 31, 2025	December 31, 2024	March 31, 2024
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,087,866	$1,005,526	$1,081,354
Hedging financial assets	30	1,133	29
Financial assets at amortized cost (Note a)	93,593,518	91,048,373	86,768,023
Financial assets at FVOCI	5,300,400	4,666,976	5,068,811
Financial liabilities
Measured at FVTPL
Held for trading	—	—	200
Hedging financial liabilities	—	1,907	—
Financial liabilities at amortized cost (Note b)	61,185,090	69,231,194	60,120,378

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, financial assets at amortized cost and refundable deposits (classified as other noncurrent assets).

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable (including the current portion) and long-term loans (including the current portion).

Financial Risk Management Objectives

The main financial instruments of the Company include investments in equity and debt instruments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 42 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Assets
USD	$1,001	$263	$—
EUR	4,077	1,160	1,115
Liabilities
EUR	—	1,907	200

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Three Months Ended March 31
	2025	2024
Profit or loss
Monetary assets and liabilities (a)
USD	$56,642	$31,943
EUR	(24,096)	(30,842)
SGD	(24,264)	(39,060)
RMB	3,875	6,004
Derivatives (b)
USD	9,230	—
EUR	4,137	(1,206)
Equity
Derivatives (c)
EUR	306	2,412

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Fair value interest rate risk
Financial assets	$55,909,740	$47,562,672	$49,803,317
Financial liabilities	41,940,169	41,444,583	41,581,709
Cash flow interest rate risk
Financial assets	10,228,959	12,949,846	9,740,595
Financial liabilities	1,915,000	1,785,000	1,815,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $20,785 thousand and $19,814 thousand for the three months ended March 31, 2025 and 2024, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $51,212 thousand and $265,020 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the three months ended March 31, 2025. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $52,541 thousand and $253,441 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the three months ended March 31, 2024.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen. As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews market conditions, and adjusts the limit applied to counterparties according to their credit standing.

In accordance with the Company’s investment and risk management policies, counterparties for debt investments must be financial institutions with investment grade or higher, and thus there is no significant credit exposure resulting from such investments. The Company assesses whether there has been a significant increase in credit risk on debt instruments since initial recognition by reviewing changes in financial market conditions, and external credit ratings and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss for debt instruments based on the probability of default and loss given default provided by external credit rating agencies.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

March 31, 2025

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$31,193,259	$—	$3,105,520	$5,160,925	$—	$39,459,704
Floating interest rate instruments	2.13	3,904	106,706	211,972	1,680,673	—	2,003,255
Fixed interest rate instruments	0.55	43,434	278,007	8,963,294	17,225,427	4,712,692	31,222,854

		$31,240,597	$384,713	$12,280,786	$24,067,025	$4,712,692	$72,685,813

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,766,707	$5,516,994	$2,022,421	$158,836	$11,464,958

December 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$42,220,071	$—	$2,499,932	$5,310,453	$—	$50,030,456
Floating interest rate instruments	2.08	103,653	5,794	79,384	1,691,150	—	1,879,981
Fixed interest rate instruments	0.54	78,746	45,166	8,968,938	17,248,299	4,719,401	31,060,550

		$42,402,470	$50,960	$11,548,254	$24,249,902	$4,719,401	$82,970,987

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,586,029	$5,255,191	$2,142,230	$164,061	$11,147,511

March 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$30,139,431	$—	$2,688,772	$5,105,091	$—	$37,933,294
Floating interest rate instruments	1.95	3,646	220,445	1,604,989	—	—	1,829,080
Fixed interest rate instruments	0.54	163,877	56,523	293,616	26,120,293	4,737,287	31,371,596

		$30,306,954	$276,968	$4,587,377	$31,225,384	$4,737,287	$71,133,970

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,462,694	$4,871,329	$2,320,025	$413,018	$11,067,066

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
March 31, 2025
Gross settled
Forward exchange contracts
Inflow	$184,338	$88,578	$—	$—	$272,916
Outflow	183,337	84,501	—	—	267,838

	$1,001	$4,077	$—	$—	$5,078

December 31, 2024
Gross settled
Forward exchange contracts
Inflow	$46,142	$350,466	$—	$—	$396,608
Outflow	45,879	351,213	—	—	397,092

	$263	$(747)	$—	$—	$(484)

March 31, 2024
Gross settled
Forward exchange contracts
Inflow	$130,824	$154,125	$—	$—	$284,949
Outflow	131,024	153,010	—	—	284,034

	$(200)	$1,115	$—	$—	$915

2)	Financing facilities

	March 31, 2025	December 31, 2024	March 31, 2024
Unsecured bank loan facilities
Amount used	$565,000	$250,000	$465,000
Amount unused	50,454,845	56,438,486	57,588,866

	$51,019,845	$56,688,486	$58,053,866

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	15,000	15,000	20,000

	$1,615,000	$1,615,000	$1,620,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI
EnRack Technology Inc.	Subsidiary of the Company’s associate, SNI
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Porrima Inc.	Associate
Taiwania Hive Technology Fund L.P.	Associate
Chunghwa Sochamp Technology Inc.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended March 31
	2025	2024
Associates	$80,905	$79,579
Others	43,126	5,163

	$124,031	$84,742

	Operating Costs and Expenses
	Three Months Ended March 31
	2025	2024
Associates	$190,994	$217,009
Others	70,290	70,428

	$261,284	$287,437

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended March 31
	2025	2024
Associates	$10,462	$9,513
Others	—	100

	$10,462	$9,613

3)	Receivables

	March 31, 2025	December 31, 2024	March 31, 2024
Associates	$132,130	$183,753	$75,164
Others	22,472	9,251	1,482

	$154,602	$193,004	$76,646

4)	Payables

	March 31, 2025	December 31, 2024	March 31, 2024
Associates	$110,482	$476,069	$181,223
Others	9,692	4,332	4,728

	$120,174	$480,401	$185,951

5)	Customers’ deposits

	March 31, 2025	December 31, 2024	March 31, 2024
Associates	$3,144	$3,557	$19,399
Others	—	—	284

	$3,144	$3,557	$19,683

6)	Acquisition of intangible assets

	Three Months Ended March 31
	2025	2024
Associates	$—	$429

7)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Lease liabilities - current	$209,814	$204,393	$200,920
Lease liabilities - noncurrent	1,451,040	1,463,029	1,583,785

	$1,660,854	$1,667,422	$1,784,705

The interest expense recognized for the aforementioned lease liabilities for the three months ended March 31, 2025 and 2024 were $1,763 thousand and $1,898 thousand, respectively.

8)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024
Bank deposits and other financial assets	$2,757,493	$2,708,878	$1,266,920

The interest income recognized for the aforementioned bank deposits and other financial assets for the three months ended March 31, 2025 and 2024 were $15,063 thousand and $3,856 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended March 31
	2025	2024
Short-term employee benefits	$120,873	$101,443
Post-employment benefits	2,439	2,298
Share-based payment	154	324

	$123,466	$104,065

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are mainly pledged as collaterals for bank loans, customs duties of the imported materials and warranties of contract performance, or the trust account the Company entrusts to Land Bank of Taiwan for fund control and property rights management.

	March 31, 2025	December 31, 2024	March 31, 2024
Property, plant and equipment	$2,431,942	$2,439,320	$2,461,456
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	1,185,874	1,189,118	665,077

	$5,616,549	$5,627,171	$5,125,266

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of March 31, 2025 were as follows:

a.	Acquisitions of property, plant and equipment of $15,578,686 thousand.

b.	Acquisitions of telecommunications-related inventory of $5,018,172 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand. As of March 31, 2025, Chunghwa had paid the amount of EUR 99,120 thousand (classified as prepayments - noncurrent).

g.	The Company has signed the house and land presale contracts amounting to $7,703,522 thousand and has received $1,064,150 thousand in accordance with the contracts (classified as contract liabilities).

h.	Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200,000 thousand.

41.	SIGNIFICANT SUBSEQUENT EVENTS

Chunghwa’s Board of Directors approved a satellite investment project with Astranis Space Technologies Corp. in April 2025, with an investment amount not exceeding USD 115,000 thousand.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	March 31, 2025
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$68,543	33.21	$2,275,962
EUR	1,679	35.97	60,376
SGD	50,440	24.77	1,249,398
RMB	25,662	4.573	117,351

(Continued)

	March 31, 2025
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Non-monetary items
Investments accounted for using equity method
USD	$8,133	33.21	$270,060
SGD	14,732	24.77	364,913
VND	472,913,382	0.0013	605,329
Liabilities denominated in foreign currencies
Monetary items
USD	34,426	33.21	1,143,129
EUR	15,077	35.97	542,303
SGD	70,032	24.77	1,734,687
RMB	8,714	4.573	39,850

(Concluded)

	December 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$90,344	32.79	$2,961,914
EUR	1,663	34.14	56,783
SGD	44,547	24.13	1,074,925
RMB	39,339	4.478	176,160
Non-monetary items
Investments accounted for using equity method
USD	8,424	32.79	276,180
SGD	12,991	24.13	313,467
VND	451,398,010	0.0013	573,275
Liabilities denominated in foreign currencies
Monetary items
USD	37,087	32.79	1,215,887
EUR	30,433	34.14	1,038,994
SGD	72,054	24.13	1,738,668
RMB	9,244	4.478	41,394

	March 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$56,619	32.00	$1,811,804
EUR	1,499	34.46	51,665
SGD	45,094	23.72	1,069,620
RMB	36,927	4.408	162,773
Non-monetary items
Investments accounted for using equity method
SGD	13,575	23.72	322,008
VND	446,926,254	0.0013	567,596
Liabilities denominated in foreign currencies
Monetary items
USD	36,655	32.00	1,172,953
EUR	19,399	34.46	668,501
SGD	78,027	23.72	1,850,812
RMB	9,686	4.408	42,697

The unrealized foreign currency exchange gains and losses were loss of $62,823 thousand and gain of $5,185 thousand for the three months ended March 31, 2025 and 2024, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Significant marketable securities held (excluding investments in subsidiaries, associates and interests in joint ventures): Please see Table 2.

d.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

g.	Investments in Mainland China: Please see Table 6.

h.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

44.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended March 31, 2025
Revenues
From external customers	$34,569,028	$17,335,780	$2,435,256	$1,468,345	$55,808,409
Intersegment revenues	597,174	223,671	241,965	95,601	1,158,411

Segment revenues	$35,166,202	$17,559,451	$2,677,221	$1,563,946	56,966,820

Intersegment elimination					(1,158,411)

Consolidated revenues					$55,808,409

Segment income before income tax	$8,131,135	$3,286,461	$632,544	$648,871	$12,699,011

Three months ended March 31, 2024
Revenues
From external customers	$34,624,542	$16,952,309	$2,413,413	$953,207	$54,943,471
Intersegment revenues	587,834	176,059	239,926	90,976	1,094,795

Segment revenues	$35,212,376	$17,128,368	$2,653,339	$1,044,183	56,038,266

Intersegment elimination					(1,094,795)

Consolidated revenues					$54,943,471

Segment income before income tax	$7,743,505	$3,416,895	$622,617	$204,723	$11,987,740

Main Products and Service Revenues

	Three Months Ended March 31
	2025	2024
Consumer Business
Mobile services	$14,530,554	$14,092,595
Fixed-line services	10,694,341	10,691,130
Sales	8,613,930	9,244,106
Others	730,203	596,711

	34,569,028	34,624,542

Enterprise Business
Fixed-line services	8,236,570	8,334,485
ICT business	5,926,892	5,311,234
Mobile services	2,287,993	2,252,916
Others	884,325	1,053,674

	17,335,780	16,952,309

International Business
Fixed-line services	1,265,630	1,267,581
ICT business	1,022,298	844,825
Others	147,328	301,007

	2,435,256	2,413,413

Others
Sales	1,236,957	720,099
Others	231,388	233,108

	1,468,345	953,207

	$55,808,409	$54,943,471

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$613,068	$300,000	$300,000	$300,000	$—	4.89	$3,065,341	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	613,068	200,000	200,000	200,000	—	3.26	3,065,341	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$4,326,530	12	$4,326,530	—
	iKala Global Online Corp.	—	Financial assets at FVOCI	112,500	275,217	8	275,217	—
	KKCompany Technologies Inc.	—	Financial assets at FVOCI	2,762	274,321	2	274,321	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	118,280	19.9	118,280	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	19,183	17	19,183	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,578	2	4,578	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,610	2	3,610	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	450,247	13	450,247	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	176,030	9	176,030	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	19,493	4	19,493	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	273,238	10	273,238	—
	TRF 1 L.P.	—	Financial assets at FVTPL - noncurrent	—	60,000	10	60,000	—
	Corporate bonds
	Fubon Life Insurance Co., Ltd.	—	Financial assets at amortized cost	2	2,000,000	—	2,029,710	Note 3
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	10,842	9	10,842	—
CHIEF Telecom Inc.	Stocks
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	18,050	—	18,050	Note 2
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	37	6,390	10	6,390	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	$73,605	1	$73,605	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	39,509	11	39,509	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	25,515	7	25,515	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI	600	26,399	9	26,399	—
	ioNetworks Inc.	—	Financial assets at FVOCI	107	13,371	2	13,371	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	29,744	3	29,744	—
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	15,486	—	15,486	—
	CyCraft Technology Corporation	—	Financial assets at FVOCI	912	65,000	3	65,000	—

Note 1: Except debt instrument investments are shown at amortized cost, the remaining are shown at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on the last trading day of the reporting period in the stock market.

Note 3: Fair value was based on the weighted average price per 100 units of par value for bonds on the last trading day of the reporting period in the over-the-counter market.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 3)		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,021,885	2	30 days	$—	—	$263,440	1
			Purchase	350,193	1	30~90 days	—	—	(1,058,985)	(14)
	CHIEF Telecom Inc.	Subsidiary	Sales	126,837	—	30 days	—	—	68,064	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	243,061	1	30 days	—	—	(268,856)	(4)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,692,476	6	30~60 days	—	—	(900,870)	(12)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	136,451	—	90 days	—	—	(109,689)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	186,752	1	30 days	—	—	(100,924)	(1)

Note 1: Purchases include costs to acquire services.

Note 2: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$373,226 (Note 2)	10.92	$—	—	$119,443	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,226,937 (Note 2)	7.89	—	—	179,033	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	268,856 (Note 2)	3.65	—	—	29,623	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	920,932 (Note 2)	5.47	—	—	80,242	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	109,689 (Note 2)	5.57	—	—	65,792	—
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	100,924 (Note 2)	8.08	—	—	43,361	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	84,640 (Note 2)	1.43	—	—	40,830	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,664,489	$115,570	30,674	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,841,348	1,449	1,881	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	965,100	26,631	26,631	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,355,094	59,305	59,335	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	712,521	7,439	17,443	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	1,963,019	278,616	161,526	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,230,668	75,951	67,652	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	187,798	136	136	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	761,795	82,729	84,967	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	212,140	2,410	1,559	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	87,648	10,643	10,643	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	893,153	26,805	26,805	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	230,580	230,580	23,058	63	585,102	123,432	85,993	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	155,117	1,853	1,853	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	169,616	5,727	3,210	Subsidiary (Note 5)
	Chunghwa Leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	70	217,186	29,819	20,835	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	86,103	2,766	1,819	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	326,259	31,323	27,240	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	507,363	507,363	36,205	50	636,805	(34,358)	(17,511)	Subsidiary (Note 5)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	50,000	5,000	100	36,867	(2,245)	(2,333)	Subsidiary (Note 5)
	Chunghwa Telecom Europe GmbH	Germany	International private leased circuit, internet services, transit services and ICT services	122,675	122,675	3,500	100	121,149	(1,789)	(1,789)	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$605,329	$106,846	$32,054	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	390,400	22,123	11,043	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	143,944	(24,323)	(7,297)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	180,792	(40,588)	(12,176)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	12,720	23	284,437	21,262	4,801	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	143,208	35,139	9,371	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	251,256	(2,739)	(1,369)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,273	(2)	(1)	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	3,871,773	(183,577)	(83,378)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,188	(124)	(63)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	270,306	(10,873)	(3,134)	Associate
	Taiwania Hive Technology Fund L.P.	Cayman Islands	Investment business	288,405	288,405	—	42	270,060	(14,660)	(6,120)	Associate
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	—	(8,104)	—	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	578,186	578,186	19,582	33	2,051,979	152,593	50,595	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	158,355	(1,036)	(3,043)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	13,266	100	143,369	649	648	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	147,569	9,867	9,867	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,471	25	25	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	45,268	1,742	1,742	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	364,913	123,141	46,954	Associate
	CHT Infinity Singapore Pte., Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	58,097	74	29	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,829,652	221,173	75,749	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	93,914	278,616	8,170	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,507	115,570	448	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	26,228	(425)	(26)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	91,381	91,381	1,828	10	56,431	493	(235)	Associate
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	80,000	80,000	8,000	10	76,679	(9,549)	(955)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$111,636	$436	$445	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,391	26	26	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	139,934	(15,022)	(14,008)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	32,266	(4,187)	(3,566)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	26,888	(7,759)	(4,209)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	187,798	136	136	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	14,034	(49)	(65)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	4,728	100	52,914	314	314	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,960	49	50,320	(1,410)	(691)	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	73,098	(1,176)	(1,176)	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	13,400	5,732	1,433	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2025	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2025	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of March 31, 2025	Accumulated Inward Remittance of Earnings as of March 31, 2025	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Notes 6 and 9
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 7 and 9
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	416	100	416	9,840	—	Notes 8 and 9
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(15,478)	100	(15,478)	145,290	—	Notes 8 and 9
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	1,206	49	591	6,384	10,194	Note 9

Investee	Accumulated Investment in Mainland China as of March 31, 2025	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$244,965,206
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	4,967,721
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	1,926,426

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

Note 9:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2025	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$263,440	—	—
					Accrued custodial receipts	109,786	—	—
					Accounts payable	1,058,985	—	—
					Amounts collected for others	167,952	—	—
					Revenues	1,021,885	—	2
					Operating costs and expenses	350,138	—	1
			CHIEF Telecom Inc.	a	Revenues	126,837	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	268,856	—	—
					Operating costs and expenses	243,061	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	900,870	—	—
					Operating costs and expenses	1,692,476	—	3
			Donghwa Telecom Co., Ltd.	a	Accounts payable	109,689	—	—
					Operating costs and expenses	136,451	—	—
			International Integrated Systems, Inc.	a	Accounts payable	100,924	—	—
					Operating costs and expenses	186,752	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2025, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the three months ended March 31, 2025.

Note 5:	The amount was eliminated upon consolidation.